SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29179; File No. 812-13685]

Rydex Series Funds, <u>et al.</u>; Notice of Application

March 23, 2010

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from rule 12d1-2(a) under the Act.

<u>Summary of Application</u>: Applicants request an order to permit funds of funds relying on rule

12d1-2 under the Act to invest in certain financial instruments.

<u>Applicants</u>: Rydex Series Funds, Rydex Variable Trust (each, a "Trust" and together, the

"Trusts"), PADCO Advisors, Inc., PADCO Advisors II, Inc. (collectively, the "PADCO

Advisers"), and Rydex Distributors, Inc. (the "Distributor").

<u>Filing Dates</u>: The application was filed on August 27, 2009, and amended on January 14, 2010

and March 22, 2010.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 19, 2010 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850.

For Further Information Contact: Lewis Reich, Senior Counsel, at (202) 551-6919, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Each Trust is organized as a Delaware statutory trust, and each is registered with the Commission as an open-end management investment company. Each of the PADCO Advisers is organized as a Maryland corporation and is a wholly owned subsidiary of Security Benefit Corporation. PADCO Advisors, Inc. currently serves as the investment adviser to the Rydex Series Funds and PADCO Advisors II, Inc. currently serves as the investment adviser to the Rydex Variable Trust. Each Adviser is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and the Distributor is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended ("Exchange Act").

2.   Applicants request the exemption on behalf of (i) each Trust and all existing and future series of each Trust ("Funds"); (ii) any existing or future registered open-end management investment company or series thereof that is advised by the PADCO Advisers or any entity controlling, controlled by or under common control with the PADCO Advisers (collectively with the PADCO Advisers, the "Advisers") and that is in the same group of investment companies as

defined in section 12(d)(1)(G) of the Act, as the Trusts (together with the Funds, the "Applicant

Funds"); and (iii) any entity controlling, controlled by or under common control with the

Advisers or the Distributor that, now or in the future, acts as principal underwriter with respect to

the transactions described herein. Applicants request the exemption to the extent necessary to

permit any Applicant Fund that may invest in other registered open-end investment companies

including Applicant Funds ("Underlying Funds") in reliance on section 12(d)(1)(G) of the Act

("Fund of Funds") and that is also eligible to invest in securities (as defined in section 2(a)(36) of

the Act) in reliance on rule 12d1-2 under the Act to also invest, to the extent consistent with its

investment objective, policies, strategies and limitations, in financial instruments that may not be

securities within the meaning of section 2(a)(36) of the Act ("Other Investments").[1]

3.   Consistent with its fiduciary obligations under the Act, each Applicant Fund's

board of trustees or directors will review the advisory fees charged by the Applicant Fund's

investment adviser to ensure that they are based on services provided that are in addition to,

rather than duplicative of, services provided pursuant to the advisory agreement of any

investment company in which the Applicant Funds may invest.

Applicants' Legal Analysis:

1.   Section 12(d)(1)(A) of the Act provides that no registered investment company

("acquiring company") may acquire securities of another investment company ("acquired

company") if such securities represent more than 3% of the acquired company's outstanding

voting stock or more than 5% of the acquiring company's total assets, or if such securities,

together with the securities of other investment companies, represent more than 10% of the

acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered

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[1]   Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and condition in the application.

open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies and companies controlled by them.

2.   Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquired company and acquiring company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

3.   Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2,

"securities" means any security as defined in section 2(a)(36) of the Act.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

5.   Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Funds of Funds to invest in Other Investments while investing in Underlying Funds. Applicants assert that permitting the Applicant Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

Applicants' Condition:

Applicants agree that the order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

                                    Florence E. Harmon
                                    Deputy Secretary